Exhibit 21.1

Subsidiaries of Ranger Energy Services, Inc.(1)

Entity	State of Formation
RNGR Energy Services, LLC	Delaware
Ranger Energy Services, LLC	Delaware
Torrent Energy Services, LLC	Delaware
Academy Oilfield Rentals, LLC	Delaware
Ranger Energy Leasing, LLC	Delaware
Ranger Energy Properties, LLC	Delaware
Ranger Energy Equipment, LLC	Delaware

(1) Following the completion of the corporate reorganization described in the prospectus that forms a part of this registration statement.